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202-239-3300

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www.alston.com

David J. Baum                               Direct Dial: 202-239-3346                            E-mail: david.baum@alston.com

May 30, 2019

VIA EDGAR

Filing Desk

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-2521

Re:	Northern Lights Fund Trust II (File Nos. 333-174926; 811-22549): Definitive Proxy Statement on Schedule 14A – Hundredfold Select Alternative Fund

Ladies and Gentlemen:

On behalf of Northern Lights Fund Trust II (the “Trust”) and its series, the Hundredfold Select Alternative Fund (the “Fund”), accompanying this letter for filing under the Securities Exchange Act of 1934, as amended, pursuant to Section 14(a) thereunder, is a copy of the Fund’s Definitive Proxy Statement and related materials on Schedule 14A (“Definitive Proxy Statement”). As described in the attached Definitive Proxy Statement, the purpose of the shareholder meeting is to seek shareholder approval regarding the reorganization of the Fund in a new shell series of the Advisors Preferred Trust.

Please call me at (202) 239-3346 if you have any questions or comments regarding this filing.

Sincerely,

/s/ David J. Baum

David J. Baum

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